UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 15, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release - AngloGold Ashanti Trebles Free Cash Flow to $108m,
Cuts Net Debt 32%

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

15 August 2016

NEWS RELEASE

AngloGold Ashanti Trebles Free Cash Flow to $108m, Cuts Net Debt 32%

(JOHANNESBURG – PRESS RELEASE)- AngloGold Ashanti said it more than trebled free cash flow generation in the first half of the year to $108m and lowered net debt by almost a third, as costs fell and it took advantage of a higher gold price.

AngloGold Ashanti has delivered on a range of self-help measures over the past two years to reduce debt using internally generated funds. In focusing on improving the quality of its production, the Company has sold some mines, closed others and made significant reductions to all areas of cost as it prioritises sustainable improvements to free cash flow and returns.
“We will continue to push hard to improve operational and cost performance, as well as our overall balance sheet flexibility, regardless of the gold price environment, ” Chief Executive Officer
Srinivasan Venkatakrishnan said. “Our f ocus remains to improve margins and grow cash flow and returns on a sustainable basis.”

Net debt fell by 32% to $2.1bn as at June 30 of this year from $3.1bn at the end of June last year, significantly lowering interest payments. On 1 August 2016, AngloGold Ashanti also completed the redemption of the remaining 8.5%, seven-year bonds outstanding, at a total cost of the $503m.This extinguished the C ompany’s most expensive debt and fulfilled a key strategic objective by further reducing its future interest payments.

All-in sustaining costs (AISC) improved to an average of $911/oz in the six months through
30 June, compared with the $924/oz recorded in the first half of 2015. Production from continuing operations was 1.745Moz, versus 1.878Moz in the comparable period last year given the unforeseen challenges faced at the Kibali joint venture and planned reduction in output from the
Tropicana, Geita and Obuasi mines.

The Company’s International Operation s produced 1.259Moz at AISC of $873/oz, accounting for almost three in every four ounces mined. The performance benefited from weaker currencies versus the dollar in Argentina, Australia and Brazil. There were especially strong cost performances from Sunrise Dam and Cerro Vanguardia, which posted significant efficiency gains during the first half of 2016.

A number of brownfield expansion or mine-life extension projects are under way, including at
Siguiri in Guinea, Sadiola in Mali, Tropicana in Australia and Geita, in Tanzania. Pre-feasibility studies of two key projects in Colombia are expected to be completed next year, potentially adding significant new reserves to the C
ompany’s mineral inventory.

AngloGold Ashanti’s South African operations delivered 4 86,000oz of production at AISC of
$958/oz, a 13% cost reduction from the first six months of last year. Mponeng, the largest of the local mines, continued its recovery with a 25% jump in output and a 28% reduction in AISC to
$893/oz. Tragically, there were three work-related fatalities at the South African operations during the period under review, overshadowing safety improvements that have been made across the balance of the portfolio. The South African operations continue to face significant challenges due to safety-related stoppages, which have continued throughout the year.

Adjusted headline earnings were $159m, or 39 cents per share in the first half of 2016, compared with $61m, or 15 cents per share, in the first half of 2015. Net profit attributable to equity shareholders during the first half of 2016 was $52m compared with a net loss from continuing operations of $23m a year earlier.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA)
decreased by $12m, or 2% from $793m in the six-month period ended 30 June 2015 to $781m in the six months ended 30 June 2016. The lower production year-on-year was largely offset by cost improvements over the same period. The ratio of net debt to adjusted EBITDA at the end of June
2016 was 1.44 times, compared with the 1.47 times recorded at the end March 2016, and 1.95 times at the end of June 2015, highlighting the success of AngloGold Ashanti’s continued efforts to deleverage and sustainably improve cash flow.

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media

Chris Nthite +27 11 637 6388/+27 83 301 2481                   cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031            sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange
Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2016
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance